UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐ Form N-CSR
For Period Ended: January 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Portrait Corporation of America, Inc.
Full Name of Registrant

PCA International, Inc.
Former Name if Applicable

815 Matthews-Mint Hill Road
Address of Principal Executive Office (Street and Number)

Matthews, North Carolina 28105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Portrait Corporation of America, Inc. (the “Company”) is unable to file timely an Annual Report on Form 10-K for the fiscal year ended January 30, 2005 (“fiscal 2004”) because of the following:

(1)
The Company is engaged in an investigation of the activities of former employees of a foreign subsidiary of the Company. The Company is determining the impact, if any, on the consolidated financial statements and disclosures related to these activities. Such determination cannot be made at this time.

(2)
The Company is in discussions to obtain additional financing which the Company believes is necessary to provide the amount of liquidity which the Company will require for operating purposes during the 2005 fiscal year. Such financing will have a significant effect on the disclosures in the Company's Form 10-K, including the consolidated financial statements and the footnotes thereto.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barry Feld	(704)	847-8011
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates sales to be slightly less in the fiscal year ended January 30, 2005 (“fiscal 2004”) than in the fiscal year ended February 1, 2004 (“fiscal 2003”), $323.4 million as compared to $324.8 million. This is a result of negative same store sales trends during fiscal 2004. In addition, these same store sales trends have reduced gross profit to 19.8% of sales in fiscal 2004, or $64.0 million, as compared to 24.8% in fiscal 2003, or $80.4 million. Further, income from operations has been reduced to 5.7% of sales in fiscal 2004, or $18.5 million, as compared to 10.5% in fiscal 2003, or $34.2 million. These operating results are unaudited and are irrespective of any changes that may be necessitated as a result of the investigation noted in Part III paragraph (1), above. The decline in sales, gross profit and income from operations has had a significant impact on the Company’s liquidity and the Company is in discussions to obtain additional financing for operating purposes as noted in Part III paragraph (2) above.

Portrait Corporation of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2005	By: /s/ Barry J. Feld
Barry J. Feld
President, Chief Executive Officer, and Chairman of the Board